===============================================================================
                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 2001                        +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+
+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
MIKOHN GAMING CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
920 PILOT RD
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
LAS VEGAS, NV 89119
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[a] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[b] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K for the year ended December 31, 2001, cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and the compilation of certain financial and other information required to be included in the Form 10-K including but not limited to additional data required to be disclosed as a result of the Company's incurrence of the $105.0 million Senior Secured Notes on August 22, 2001. The Form 10-K will be filed as soon as reasonably practicable but in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           DON W. STEVENS                 702                  263-1603
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit A is the Consolidated Statements of Operations for the periods ended December 31, 2001, 2000 and 1999. In explanation of the change, attached is a copy of the Press Release dated April 1, 2001, which discusses the Company's losses.

================================================================================

                           MIKOHN GAMING CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  4/1/02                            By  Don W. Stevens
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

SEC 1344 (2-99)

NEWS FROM:
FOLEY/FREISLEBEN LLC        CONTACT:  Don W. Stevens
800 Wilshire Blvd. #300               Chief Financial Officer
Los Angeles CA 90017                  Mikohn Gaming Corporation
213-955-0020                          702-896-3890

FOR: MIKOHN GAMING CORPORATION (Nasdaq-NM: MIKN)

--------------------------------------------------------------------------------
Mikohn Gaming Announces Fourth Quarter and Full Year 2001 Financial Results
                Strong EBITDA growth driven by 26.7% increase in
                       Full Year Gaming Operations Revenue
--------------------------------------------------------------------------------
LAS VEGAS, NEVADA, APRIL 1, 2002 - Mikohn Gaming Corporation (Nasdaq-NM: MIKN) today reported financial results for the fourth quarter and fiscal year ended December 31, 2001.

     Revenue for the fourth quarter increased 29% to $31.3 million, compared to $24.2 million in the prior year's fourth quarter, and revenues for fiscal year 2001 grew 10.2% to $111.1 million, compared to $100.8 million in 2000. Adjusted EBITDA (earnings before deductions for interest, taxes, depreciation, amortization, slot rent expense, and unusual items in both years, which totaled $9.5 million in the current year period as described below) increased to $7.7 million in the fourth quarter of 2001 from a negative $504,000 in the corresponding period a year earlier, and totaled $30.6 million for fiscal 2001, up 65% from $18.6 million in 2000.

     Strong growth in the company's gaming operations segment, including a 33.3% increase in the recurring revenue installed base of licensed brand slot games drove the increases.

     Discussing the gaming operations segment (primarily leased slot and table games), Thompson noted that in the fourth quarter, the company placed 120 licensed brand slot games and ended 2001 with an installed base of 2,679 units, an increase of 670 for the year. In the fourth quarter, slot win per day, net of royalties, was $28, an increase on a year-over-year basis from $25 in the like period a year ago, but lower on a sequential basis than the third quarter's $32. "We believe the sequential decrease is due to normal seasonality and the residual impact of 9-11. Going forward, we expect that win per day in each of the first three quarters will be higher on a seasonal basis than in the fourth quarter," Thompson said. He emphasized that Mikohn's business outlook for the coming year is "very positive" based on the following:

..    a full pipeline of new slot products including games based on the CLUE(R)
     and TRIVIAL PURSUIT(R) brands, plus refreshed versions of YAHTZEE(R), BATTLESHIP(R) and RIPLEY'S BELIEVE IT OR NOT!(R);
..    slot placement opportunities in new jurisdictions, primarily Mississippi where a special beta test of 32 games at four locations is scheduled to begin today, and Ontario, Canada;
..    a potential significant increase in MoneyTime/TM/ slot placements;
..    new table game opportunities in Nevada and other jurisdictions;
..    resurgence of systems business in Canada, Europe and Australia;
..    greatly increased customer interest in TableLink(R), Mikohn's table game monitoring system, and
..    positive trends in the product sales with the reappearance of large casino sign package opportunities in excess of $1.0 million.

       "With our pipeline of new games, we are excited about prospects for slot operations, our primary growth driver. Depending on the timing of regulatory approvals and other factors, we are targeting the addition of 800 to 1,200 leased slot games this year. For the high-margin table games, we anticipate moderate growth, primarily in the second half. The third and fourth quarters should also bring improvement in product sales as customers increase capital spending on new projects and casino enhancement." Thompson said.
                                                            (more)
     Mikohn - 2001 Financial Results                        Page 2

     In the fourth quarter, Mikohn recognized unusual charges which totaled $9.5 million, $8.9 million of which were non-cash, resulting from the company's reevaluation of assets judged to be of diminished value due to changes in the business and economic environment. David J. Thompson, chairman and chief executive officer stated: "Despite the unusual charges, primarily non-cash, Mikohn is generating strong cash flow, has great liquidity and has a full pipe line of new games being introduced."

     The fourth quarter unusual charges reflect the following items:

..    the write-off of obsolete inventory, goodwill, and other assets at the company's exterior sign operations, Mikohn Lighting & Sign, as rising energy costs and the resulting market acceptance of the company's energy-efficient LED-based products rendered its incandescent product line virtually obsolete;
..    reserves and write-downs in its Argentina operations as a result of the financial crisis in that country;
..    reserve for a note receivable related to the prior year's sale of Internet and video rights, reflecting uncertain prospects for the legalization of Internet gaming in the current environment;
..    write-off of goodwill, charge for certain tax issues and reserves for slow moving inventory at the Australia subsidiary;
..    unusually high medical claims in the company's self insured medical plan;
     and
..    other increases in bad debt and inventory reserves in excess of normalized levels.

     These charges are included in the following line items in our consolidated statements of operations:

     Product sales revenue                                    $600,000
     Gaming operations expense                               1,800,000
     Product sales expense                                   3,500,000
     Corporate expense                                         600,000
     Impaired assets                                         1,700,000
     Write-off of assets and other                           1,200,000
     Other income and expense                                  100,000
                                                            ----------
     TOTAL                                                  $9,500,000
                                                            ==========

         After giving effect to year-end charges and write-offs the net loss for the fourth quarter was $10.2 million, equal to $(.80) cents per share, compared with the net loss of $24.7 million, or $(2.24) per share, in the corresponding period of 2000, which included $19.2 million in repositioning and other charges. The net loss for the full year before extraordinary charge for early extinguishment of debt amounted to $6.6 million, equal to $(.56) cents per share, compared with the net loss of $22.1 million, or $(2.02) per share, in the prior year.

     The fourth quarter of 2001 included transactions with revenue of $1.2 million and gross profit of $656,000, which were originally recorded in the third quarter of 2001. After further reviewing this transaction, the company concluded that the preponderance of factors affecting revenue recognition favored reclassifying the transactions into the fourth quarter. Fourth quarter results were also affected by a $1.1 million increase in interest as a result of the company's major refinancing, which was undertaken to provide the financial strength to fund the placement of new games and other growth programs.

                                                        (more)

     Mikohn - 2001 Financial Results                                Page 3

     Thompson concluded: "Mikohn's financial position has improved with strong cash flow from operations, as well as cash and cash equivalent balances exceeding $16.0 million and an available credit line of $17.5 million to support our growth. In addition, we have lowered corporate expense and labor costs as a result of tight expense control measures put into effect after 9-11. Employee headcount has been reduced by 14 percent from last year at this time. Based on all these factors, we are comfortable at this time with analyst estimates for the current year ending December 31, 2002 in the fifty cent per share range".

     Mikohn is a diversified supplier to the casino gaming industry worldwide, specializing in the development of innovative products with recurring revenue potential. Mikohn develops, manufactures and markets an expanding array of slot games, table games and advanced player tracking and accounting systems for slot machines and table games. The company is also a leader in exciting visual displays and progressive jackpot technology for casinos worldwide. There is a Mikohn product in virtually every casino in the world. For further information, visit the company's website: www.mikohn.com.
                             ---------------
                                       ###

YAHTZEE(R), BATTLESHIP(R), MONOPOLY(R) and CLUE(R) &(C) 2002 Hasbro, Inc. All Rights Reserved. RIPLEY'S BELIEVE IT OR NOT!(R) is a registered trademark of Ripley's Entertainment, Inc. The trademark TRIVIAL PURSUIT and related proprietary rights are owned by Horn Abbot Ltd., used with permission.(C)2002 Horn Abbot Ltd. All rights reserved

Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995: Except for historical information, statements in this release regarding the business outlook for Mikohn Corporation (the Company) are forward looking and are subject to certain risks and uncertainties including the overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures and general economic conditions as well as the Company's debt service obligations and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

                            MIKOHN GAMING CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        For the Three and Twelve Months Ended December 31, 2001 and 2000

(Amounts in thousands except per
share amounts)

                                                     Three Months Ended               Twelve Months Ended
                                                         December 31,                      December 31,
                                                -------------------------------   -------------------------------
                                                    2001             2000             2001              2000
                                                    ----             ----             ----              ----
Revenues:
  Gaming operations                                 $  11,000        $   9,309         $ 44,074        $  34,796
  Product sales                                        20,282           14,935           66,983           65,970
                                                --------------   --------------   --------------    -------------
    Total revenues                                     31,282           24,244          111,057          100,766
                                                --------------   --------------   --------------    -------------

Operating costs:
  Gaming operations                                     9,283            6,889           28,336           20,145
  Product sales                                        20,632           25,678           63,422           68,374
  Corporate expense                                     4,372            4,669           12,860           13,926
  Impairment losses                                     1,702                -            1,702                -
  Write-off of assets and other                         1,201            9,852            1,201            9,852
                                                --------------   --------------   --------------    -------------
    Total operating costs                              37,190           47,088          107,521          112,297
                                                --------------   --------------   --------------    -------------

Operating income:
  Gaming operations                                     1,717            2,420           15,738           14,651
  Product sales                                          (350)         (10,743)           3,561           (2,404)
  Corporate expense                                    (4,372)          (4,669)         (12,860)         (13,926)
  Impairment losses                                    (1,702)               -           (1,702)               -
  Write-off of assets and other                        (1,201)          (9,852)          (1,201)          (9,852)
                                                --------------   --------------   --------------    -------------
    Total operating income (loss)                      (5,908)         (22,844)           3,536          (11,531)

Interest expense                                       (3,980)          (2,853)         (11,729)         (10,516)
Other income and (expense)                               (274)            (342)           1,628              (58)
                                                --------------   --------------   --------------    -------------
  Loss before income tax benefit                      (10,162)         (26,039)          (6,565)         (22,105)

Income tax benefit                                          -            1,318                -                -
                                                --------------   --------------   --------------    -------------
  Loss before extraordinary item                      (10,162)         (24,721)          (6,565)         (22,105)

Extraordinary item                                          -                -           (3,135)               -
                                                --------------   --------------   --------------    -------------
  Net loss                                          $ (10,162)       $ (24,721)        $ (9,700)       $ (22,105)
                                                ==============   ==============   ==============    =============

Weighted average common shares:
  Basic                                                12,721           11,055           11,750           10,968
                                                ==============   ==============   ==============    =============
  Diluted                                              12,721           11,055           11,750           10,968
                                                ==============   ==============   ==============    =============

Basic and diluted loss per share:
  Loss before extraordinary item                    $   (0.80)       $   (2.24)        $  (0.56)       $   (2.02)
  Extraordinary item                                        -                -            (0.27)               -
                                                --------------   --------------   --------------    -------------
    Net loss                                        $   (0.80)       $   (2.24)        $  (0.83)       $   (2.02)
                                                ==============   ==============   ==============    =============